State Corporation Commission

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Clerk's Information System

Hi, Ahmad Glover

Document Type: Articles of Amendment
Document Fee: $25.00

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Entity Name: Wireless Electrical Grid LAN, WiGL Inc.
Additional Fee: $0.00

ARTICLES OF AMENDMENT

Entity Information

Entity Name:

Wireless Electrical Grid LAN, WiGL Inc.

Entity Type:

Stock Corporation

Entity ID:

11026981 (/EntitySearch/BusinessInformation?businessId=11026981)

Formation Date

02/26/2020

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State Corporation Commission

Entity Email Address:

Clerk's Information System

info@wiglinc.com

Contact Number:

Hi, Ahmad Glover

(757) 478-2228

 0

Business Type

Industry Code:

0 - General ⌄

Duration

◉ Perpetual (forever)

○ Period of Duration will end on this date:

📅

Authorized Shares

To amend the number authorized shares, enter the new amount in the box below. The charter fee is based on the number of shares.

Total Shares:*

500000000

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Amendment Type

Amendment Type:*

Authorized Shares
Industry Code
Other
Period of Duration

Hi, Ahmad Glover

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State Corporation Commission

Clerk's Information System

Hi, Ahmad Glover

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